EXHIBIT 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

Cambridge Antibody Technology

2)   Name of shareholder having a major interest

Accipiter Capital Management LLC and Candens Capital, LLC

3)   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4)   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Accipiter Life Sciences Fund, LP                      490,190
Accipiter Life Sciences Fund, (QP), LP            302,602
Accipiter Life Sciences Fund, Ltd                     467,591

5)   Number of shares/amount of stock acquired

Not disclosed

6)   Percentage of issued class

3.1%

7)   Number of shares/amount of stock disposed

None

8)   Percentage of issued class

N/A

9)   Class of security

Ordinary 10 pence shares

10)  Date of transaction

Not disclosed

11)  Date company informed

27 January 2004

12)  Total holding following this notification

1,260,383

13)  Total percentage holding of issued class following this notification

3.1%

14)  Any additional information

None

15)  Name of contact and telephone number for queries

Diane Mellett 01223 471471

16)  Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary
     Date of notification 27 January 2004